

June 27, 2022

Robert Andersen
Chief Financial Officer
Xperi Holding Corporation
3025 Orchard Parkway
San Jose, California 95134

> **Re: Xperi Holding Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 24, 2022**
> **Form 8-K**
> **Filed May 9, 2022**
> **Supplemental response letter dated June 22, 2022**
> **File No. 001-39304**

Dear Mr. Andersen:

We have reviewed your June 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2022 letter.

Form 8-K Furnished May 9, 2022

Exhibit 99.1 Earnings Release
GAAP to Non-GAAP Reconciliations, page 8

1. We have reviewed your response to prior comment 3 including the calculation of the adjustment. We note your explanation as to the purpose for this adjustment, which you describe as a cash tax presentation. It appears this adjustment smooths out the annual and quarterly provision for (benefit from) income taxes against the actual income taxes paid, which represents an accrual to cash basis adjustment. Please note that Non-GAAP measures that include tailored recognition and measurement methods can not be presented

       in documents filed or furnished with us. Refer to Question No. 100.04 of the Staff's Compliance & Disclosures Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated April 4, 2018. Please revise accordingly.

       You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing